Exhibit 99.1

Nano Labs Announces $5.5 Million BTC Purchased as of December 10, 2024

Hong Kong, December 10, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it has invested in Bitcoins (“BTC”) through Hashkey, a licensed virtual asset trading platform in Hong Kong. As of December 10, 2024, the Company owns approximately 55.6 Bitcoins, valued at about 5.5 million US dollars. at an average price of approximately $99,400 per BTC, inclusive of transaction fees.

This strategic investment reflects the Company’s commitment to diversifying its asset allocation while exploring potential application of blockchain technology in high-performance computing and distributed storage solutions.

A group of investors, including FENBUSHI US, Longling Capital, Golden Forest, and others, recently entered into a share subscription agreement with Nano Labs. The Company will continue to monitor developments in the BTC market closely and adjust its investment scale and strategy as appropriate in response to market conditions.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com